SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the
Securities Exchange Act of 1934

Commission File Number 333-64244

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THE MACREPORT.NET, INC.
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(Exact name of registrant as specified in its charter)

22 West Main Street
Marcellus, NY 13108

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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $0.0001 par value per share
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(Title of each class of securities covered by this Form)

none
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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☒	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date:
324 shareholders of record as of November 30, 2006
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Pursuant to the requirements of the Securities Exchange Act of 1934, THE MACREPORT.NET, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: December 4, 2006

BY: ____________________
V. William Lucchetti
Chief Executive Officer
(Principal Executive Officer and Principal Accounting
and Financial Officer